Filed Pursuant to Rule 424(b)(3)
File No. 333-219092

This pricing supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but it is not complete and may be changed. This pricing supplement and the accompanying prospectus and prospectus supplement are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 23, 2019

PRICING SUPPLEMENT No. 5, dated July     , 2019

(To prospectus, dated May 25, 2018, and

prospectus supplement, dated May 25, 2018)

BB&T CORPORATION

Medium-Term Notes, Series G (Senior)

This pricing supplement supplements the terms and conditions in the prospectus, dated May 25, 2018, as supplemented by the prospectus supplement, dated May 25, 2018 (the “prospectus supplement” and together with the prospectus, dated May 25, 2018, and all documents incorporated herein by reference, the “prospectus”), and relates to the offering and sale of $        aggregate principal amount of     % Senior Notes due August 1, 2024 (the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

Term	Notes
CUSIP / ISIN Nos.	/
Series	Series G (Senior)
Form of Note	Book-Entry
Principal Amount	$
Trade Date	July , 2019
Original Issue Date	July , 2019 (T+ )
Maturity Date	August 1, 2024
Redemption Date	July 1, 2024
Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Notes.
Base Rate	Not applicable
Distribution	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000
Issue Price	$ / %
Net Proceeds (Before Expenses) to the Company	$
Interest Rate	%
Initial Interest Rate	Not applicable
Interest Payment Dates	February 1 and August 1 of each year, commencing February 1, 2020 (long first dividend period)
Regular Record Dates	15 calendar days prior to each Interest Payment Date
Interest Determination Dates	Not applicable
Interest Reset Dates	Not applicable
Index Source	Not applicable
Index Maturity	Not applicable
Spread	Not applicable
Spread Multiplier	Not applicable
Maximum Interest Rate	Not applicable
Day Count	30/360
Minimum Interest Rate	Not applicable
Original Issue Discount Notes	Not applicable

The Notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations.

The Notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the Notes involves risk. See “Risk Factors” beginning on page S-2 of the prospectus supplement and page 16 of our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated herein by reference.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note(1)		Total
Price to Public		%	$
Underwriters’ Discount		%	$
Net Proceeds (Before Expenses) to Us		%	$

(1)	Plus accrued interest, if any, from July , 2019, if settlement occurs after that date.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about July     , 2019.

Joint Book-Running Managers

BB&T Capital Markets	Credit Suisse	Morgan Stanley	SunTrust Robinson Humphrey

RECENT DEVELOPMENTS

Proposed Merger with SunTrust Banks, Inc.

The following summary highlights selected information related to the proposed merger between us and SunTrust Banks, Inc. (“SunTrust”). The summary below is subject to change and may not contain all of the information that is important to you and is qualified in its entirety by more detailed information included or incorporated by reference into this pricing supplement. The agreement and plan of merger entered into on February 7, 2019 between us and SunTrust, as amended by a first amendment entered into on June 14, 2019, which we collectively refer to herein as the Merger Agreement, are included as exhibits to our Current Reports on Form 8-K, dated February 13, 2019 and June 14, 2019, respectively, which are incorporated by reference in this pricing supplement. The representations, warranties and covenants made in the Merger Agreement by us and SunTrust were qualified and subject to important limitations agreed to by us and SunTrust in connection with negotiating the terms of the Merger Agreement, including by the matters contained in certain documents filed with the SEC and the confidential disclosure schedules that we and SunTrust each delivered in connection with the Merger Agreement. The representations and warranties included in the Merger Agreement may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. The Merger (as defined below) is subject to certain risks and uncertainties, including the ability to obtain regulatory approvals and to meet other closing conditions to the Merger, such as approval of the Merger by our shareholders and SunTrust’s shareholders. See “Risks Relating to the Proposed Merger with SunTrust” set forth in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2018. There can be no assurance that the Merger will be consummated as contemplated, or at all, or that the expected benefits of the Merger will be realized when expected, or at all.

We entered into the Merger Agreement with SunTrust on February 7, 2019. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, SunTrust will merge with and into us (the “Merger”), with BB&T as the surviving entity in the Merger. Following the Merger, SunTrust’s wholly owned subsidiary, SunTrust Bank, will merge with and into Branch Bank, with Branch Bank as the surviving entity in the Bank Merger. Upon completion of the Merger, the combined company will be named Truist Financial Corporation.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of common stock, par value, $1.00 per share, of SunTrust outstanding immediately prior to the effective time of the Merger, other than certain shares of common stock held by SunTrust or us, will be converted into the right to receive 1.295 shares of our common stock, par value $5.00 per share. The completion of the Merger is subject to customary conditions, including, among other things, the adoption of the Merger Agreement by SunTrust’s shareholders and by BB&T’s shareholders, and the receipt of required regulatory approvals. The Merger Agreement provides certain termination rights for both us and SunTrust and further provides that a termination fee of $1.1 billion will be payable by either BB&T or SunTrust, as applicable, upon termination of the Merger Agreement under certain circumstances.

SunTrust, headquartered in Atlanta, Georgia, provides deposit, credit, trust, investment, mortgage, asset management, securities brokerage, and capital market services. Its flagship subsidiary, SunTrust Bank, operates an extensive branch and ATM network throughout the high-growth Southeast and Mid-Atlantic states, along with 24-hour digital access. As of March 31, 2019, SunTrust had total assets of $220.4 billion and total deposits of $162.2 billion. SunTrust’s audited annual financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, SunTrust’s unaudited financial statements as of and for the quarters ended March 31, 2019 and 2018, our unaudited pro forma condensed combined balance sheet reflecting the Merger as of March 31, 2019, and our unaudited pro forma condensed combined income statements reflecting the Merger for the year ended December 31, 2018 and for the quarter ended March 31, 2019 are all incorporated herein by reference.

BB&T’s Second Quarter 2019 Financial Results

On July 18, 2019, we reported earnings for the second quarter of 2019. Outlined below is a summary of those results. Our second quarter 2019 consolidated financial results below should be read in conjunction with our Quarterly Report on Form 10-Q for the period ended March 31, 2019 and our Annual Report on Form 10-K for the year ended December 31, 2018, which are incorporated by reference herein.

Earnings Overview—Second Quarter 2019 Compared to Second Quarter 2018

Consolidated net income available to common shareholders for the second quarter of 2019 was $842 million. On a diluted per common share basis, earnings for the second quarter of 2019 were $1.09, an increase of $0.10 compared to the second quarter of 2018. Earnings for the current quarter include pre-tax merger-related and restructuring charges of $23 million ($19 million after-tax) and $9 million ($7 million after-tax) of incremental operating expenses related to the merger with SunTrust. Earnings for the earlier quarter include pre-tax merger-related and restructurings charges of $24 million ($17 million after-tax).

Our results of operations for the second quarter of 2019 produced an annualized return on average assets of 1.55% and an annualized return on average common shareholders’ equity of 11.98%, compared to annualized returns for the same quarter of the prior year of 1.49% and 11.74%, respectively.

Total taxable-equivalent revenues were $3.1 billion for the second quarter of 2019, an increase of $165 million compared to the earlier quarter, which reflects an increase of $35 million in taxable-equivalent net interest income and an increase of $130 million in noninterest income.

Net interest margin was 3.42%, down three basis points compared to the earlier quarter. Average earning assets increased $5.7 billion. The increase in average earning assets reflects a $5.8 billion increase in average total loans and leases. Average interest-bearing liabilities increased $6.1 billion compared to the earlier quarter. Average interest-bearing deposits increased $3.5 billion and average short-term borrowings increased $3.0 billion, while average long-term debt decreased $406 million. The annualized yield on the total loan portfolio for the second quarter of 2019 was 5.05%, up 35 basis points compared to the earlier quarter, reflecting the impact of rate increases. The annualized yield on the average securities portfolio was 2.62%, up nine basis points compared to the earlier period.

The average annualized cost of total deposits was 0.68%, up 31 basis points compared to the earlier quarter. The average annualized cost of interest-bearing deposits was 1.02%, up 45 basis points compared to the earlier quarter. The average annualized rate on long-term debt was 3.33%, up 52 basis points compared to the earlier quarter. The average annualized rate on short-term borrowings was 2.40%, up 63 basis points compared to the earlier quarter. The higher rates on interest-bearing liabilities reflect the impact of rate increases.

The provision for credit losses was $172 million, compared to $135 million for the earlier quarter. Net charge-offs for the second quarter of 2019 totaled $142 million compared to $109 million in the earlier period.

Noninterest income for the second quarter of 2019 was up $130 million compared to the earlier quarter. Insurance income increased $85 million to record levels due to higher production and the acquisition of Regions Insurance. Mortgage banking income increased $19 million primarily due to an increase of $28 million for net mortgage servicing rights valuation adjustments, which was partially offset by lower residential and commercial mortgage banking revenues. Investment banking and brokerage fees and commissions increased $22 million primarily due to higher revenue from investment banking transactions and higher managed account fees.

Noninterest expense for the second quarter of 2019 was up $31 million compared to the earlier quarter. Merger-related and restructuring charges was essentially flat, as the current quarter included charges in connection with the announced merger of equals with SunTrust, whereas the earlier quarter included charges associated with facilities optimization. The current quarter also included $9 million of incremental operating expenses related to the merger. Excluding these charges, noninterest expense was up $23 million, or 1.4% compared to the earlier quarter.

Personnel expense increased $46 million compared to the earlier quarter, primarily due to higher incentives, partially due to the Regions Insurance acquisition, and lower capitalized employee costs. The lower capitalized employee costs reflect efficiencies in the loan closing process. Regulatory charges decreased $20 million as a result of the deposit insurance fund reaching the targeted level.

The provision for income taxes was $234 million for the second quarter of 2019, compared to $202 million for the earlier quarter. This produced an effective tax rate for the second quarter of 2019 of 20.9%, compared to 19.7% for the earlier quarter.

Balance Sheet Overview—Second Quarter 2019 Compared to First Quarter 2019

Average loans held for investment for the second quarter of 2019 were $150.5 billion, up $2.4 billion or 6.5% annualized, compared to the first quarter of 2019.

Average commercial and industrial loans increased $1.2 billion driven by strong growth in mortgage warehouse lending, corporate banking, equipment finance and dealer floor plan. Average commercial real estate loans decreased $157 million, primarily due to a decrease in construction loans.

Average residential mortgage loans increased $696 million primarily due to the retention of a portion of the conforming mortgage production.

Average indirect retail loans increased $542 million. The increase was across all categories of indirect lending. Growth was led by prime automobile lending and complemented with seasonally strong growth in power sports and recreational lending.

Average deposits for the second quarter were $159.9 billion, down $154 million compared to the prior quarter. Average noninterest-bearing deposits increased $397 million, primarily due to increases in personal and commercial balances, partially offset by a seasonal decrease in public funds balances. Average time deposits decreased $663 million primarily due to a decrease in commercial balances.

Noninterest-bearing deposits represented 32.9% of total average deposits for the second quarter, compared to 32.7% for the prior quarter and 34.2% for the same quarter a year ago. The cost of average total deposits was 0.68% for the second quarter, up four basis points compared to the prior quarter. The cost of average interest-bearing deposits was 1.02% for the second quarter, up seven basis points compared to the prior quarter.

Asset Quality

Nonperforming assets totaled $523 million at June 30, 2019, down $61 million compared to March 31, 2019. Nonperforming loans and leases represented 0.30% of loans and leases held for investment, down five basis points compared to March 31, 2019.

Performing troubled debt restructuring were down $60 million during the second quarter primarily in residential mortgage loans, which was partially offset by an increase in commercial and industrial loans.

Loans 90 days or more past due and still accruing totaled $407 million at June 30, 2019, down $24 million compared to the prior quarter. The ratio of loans 90 days or more past due and still accruing as a percentage of loans and leases was 0.27% at June 30, 2019, compared to 0.29% for the prior quarter. Excluding government guaranteed and purchased credit impaired loans, the ratio of loans 90 days or more past due and still accruing as a percentage of loans and leases was 0.04% at June 30, 2019, unchanged from the prior quarter.

Loans 30-89 days past due and still accruing totaled $1.0 billion at June 30, 2019, up $68 million compared to the prior quarter, primarily due to an expected seasonal increase in indirect automobile lending.

Dividends and Capital

Capital levels remained strong at June 30, 2019. BB&T declared common dividends of $0.405 per share during the second quarter of 2019 and the Board of Directors will consider a proposal to increase the dividend 11.1% to $0.45 per share at their July meeting. The dividend and total payout ratios for the second quarter of 2019 were 36.8%. As previously communicated, BB&T has suspended its share repurchase program until after the completion of the merger of equals.

SunTrust’s Second Quarter 2019 Financial Results

SunTrust reported earnings for the second quarter of 2019 on July 18, 2019. Outlined below is a summary of those results. SunTrust’s second quarter 2019 consolidated financial results below should be read in conjunction with its Quarterly Report on Form 10-Q for the period ended March 31, 2019, and its Annual Report on Form 10-K for the year ended December 31, 2018.

Earnings Overview—Second Quarter 2019 Compared to Second Quarter 2018

Consolidated net income available to common shareholders for the second quarter of 2019 was $663 million. On a diluted per common share basis, earnings for the second quarter of 2019 were $1.48, a decrease of $0.01 compared to the second quarter of 2018. Earnings for the current quarter include $0.07 per share of discrete tax benefits and $(0.03) per share of merger-related impacts associated with SunTrust’s previously announced proposed merger with BB&T Corporation.

SunTrust’s results of operations for the second quarter of 2019 produced an annualized return on average assets of 1.25% and an annualized return on average common shareholders’ equity of 11.51%, compared to annualized returns for the same quarter of the prior year of 1.42% and 12.73%, respectively.

Total revenues were $2.6 billion for the second quarter of 2019. On a taxable-equivalent basis, total revenues increased $243 million compared to the same period in 2018. Excluding a $205 million insurance settlement benefit related to financial crisis-related claims in the current quarter, total tax-equivalent revenues increased $38 million. This reflects an increase of $47 million in taxable-equivalent net interest income. Net interest margin—fully taxable-equivalent was 3.16%, compared to 3.28% for the second quarter of 2018.

The provision for credit losses was $127 million, compared to $32 million in the second quarter of 2018. Net charge-offs for the second quarter of 2019 totaled $85 million compared to $73 million for the prior year quarter.

Noninterest income was $1.0 billion for the second quarter 2019, an increase of $196 million. Excluding the aforementioned $205 million insurance settlement benefit, noninterest income decreased slightly year-over-year. The decrease was driven by lower investment banking income and client transaction-related fees, which were largely offset by higher commercial real estate related income.

Noninterest expense was $1.6 billion for the second quarter of 2019, up $248 million compared to the second quarter 2018. Excluding a $205 million charitable contribution to the SunTrust Foundation and $14 million in merger-related impacts, noninterest expense increased $29 million. This increase was driven by higher personnel expense and ongoing investments in technology.

The provision for income taxes was $105 million for the second quarter of 2019, compared to $171 million for the prior year quarter. The provision for income taxes includes discrete tax benefits of $32 million and $1 million in the second quarter of 2019 and 2018, respectively. This resulted in an effective tax rate of 13%, and 19% for these periods.

Balance Sheet Overview—Second Quarter 2019 Compared to First Quarter 2019

Average loans held for investment for the second quarter of 2019 were $156.2 billion, an increase of $2.0 billion, compared to the first quarter of 2019, driven primarily by growth in commercial and industrial, commercial real estate, consumer direct, and consumer indirect loans.

Commercial and industrial growth was widespread. Commercial Banking growth was driven largely by increases in auto dealer, aging services, expansion markets, and core commercial clients. Commercial real estate growth was driven by investments made in permanent lending and bridge lending capabilities, which was partially offset by run-off in the construction portfolio.

Consumer growth was primarily driven by ongoing investments made in digital and point-of-sale lending capabilities.

Average consumer and commercial deposits for the second quarter 2019 were $159.9 billion, relatively stable compared to the prior quarter. Increases of $879 million, $738 million, $123 million, and $41 million in average interest bearing transaction deposits, average time deposits, average savings balances, and average demand deposits, respectively, were offset by a $1.8 billion decline in average money market balances.

Asset Quality

Nonperforming loans held for investment totaled $536 million at June 30, 2019, an increase of $14 million compared to March 31, 2019. The increase was driven by a $61 million increase in commercial nonperforming loans, largely offset by a $47 million decrease in consumer nonperforming loans. There were no nonperforming loans held for sale at June 30, 2019, compared to $64 million at March 31, 2019 as these loans were sold in the second quarter of 2019 (for a $44 million gain). Nonperforming loans and leases represented 0.34% of loans and leases held for investment, which was flat compared to March 31, 2019.

Troubled debt restructurings declined $120 million during the second quarter, with declines of $100 million in non-accruing troubled debt restructurings and $20 million in accruing troubled debt restructurings.

Loans 90 days or more past due and still accruing totaled $1.5 billion at June 30, 2019, a $183 million decrease compared to March 31, 2019, due primarily to a decrease in government guaranteed residential mortgage loans.

Dividends and Capital

SunTrust’s capital levels remained strong at June 30, 2019. SunTrust declared common dividends of $0.50 per share during the second quarter of 2019, which was equal to the first quarter 2019.

Book value and tangible book value per share increased by 5% and 6% sequentially, given growth in retained earnings and a decrease in accumulated other income loss.

Depositary Share Offering

On July 22, 2019, we priced an underwritten public offering of 1,700,000 depositary shares, each representing a 1/25th ownership interest in a share of our 4.800% Series N Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, $5.00 par value per share, with a liquidation preference of $25,000 per share (equivalent to $1,000 per depositary share), at a public offering price of $1,000 per depositary share (the “Depositary Share Offering”). The Depositary Share Offering is expected to close on or about July 29, 2019 concurrently with the closing of the sale of the Notes, subject to customary closing conditions. We estimate that the net proceeds of the Depositary Share Offering, after deducting the underwriters’ discount and our offering expenses, will be approximately $1,685,924,000. The Depositary Share Offering was conducted as a separate public offering by means of a separate prospectus supplement. This offering of Notes and the Depositary Share offering are not contingent upon each other.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of the Notes as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The discussion under “Certain United States Federal Income Tax Consequences—Foreign Account Tax Compliance Act” in the accompanying prospectus supplement is hereby modified to reflect regulations proposed by the Treasury Department indicating its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale, exchange, maturity or other disposition of relevant financial instruments. The Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a syndicated underwriting agreement, dated July     , 2019 (the “terms agreement”), with the underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to the underwriters, and the underwriters have agreed, severally and not jointly, to purchase, the principal amount of Notes set forth opposite their respective names below:

Underwriter	Principal Amount of Notes
BB&T Capital Markets, a division of BB&T Securities, LLC	$
Credit Suisse Securities (USA) LLC	$
Morgan Stanley & Co. LLC	$
SunTrust Robinson Humphrey, Inc.	$

Total	$

We have been advised by the underwriters that they propose initially to offer the Notes to the public at the public offering prices set forth on page one of this pricing supplement. After the initial public offerings, the public offering prices may be changed from time to time.

The Notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the Notes, as applicable laws and regulations permit, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any trading market for these Notes.

The terms agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the Notes if any are purchased.

The underwriters expect to deliver the Notes to purchasers on or about July     , 2019, which will be the business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T +     ”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T +     , to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the delivery of the Notes should consult their own advisor.

To facilitate the offering of these Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these Notes. Specifically, the underwriters may overallot in connection with any offering of these Notes, creating a short position in these Notes for their own accounts. In addition, to cover overallotments or to stabilize the price of these Notes, the underwriters may bid for, and purchase, these Notes in the open market. Finally, in any offering through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these Notes in the offering if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these Notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the underwriters for specified expenses.

We estimate that the total offering expenses for the Notes, excluding the underwriters’ discount, will be approximately $        .

In the course of their business, the underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and/or investment banking transactions with us and with our affiliates. The underwriters and their affiliates may also be customers of, engage in transactions with and perform services for us, including our subsidiaries, in the ordinary course of business. They have received and may continue to receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments.

If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions, which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

United Kingdom

The communication of this pricing supplement and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement or any of its contents.

European Economic Area

This pricing supplement is not a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement has been prepared on the basis that any offer of Notes in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. Accordingly any person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this pricing supplement may only do so in circumstances in which no obligation arises for us or any of the agents to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither us or the agents have authorised, nor do they authorise, the making of any offer of Notes in circumstances in which an obligation arises for us or the agents to publish a prospectus for such offer. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

Each underwriter represents and agrees that:

(a)

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)

it has not issued or had in its possession for the purposes of issue and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “FIEL”), and the Notes have not been offered or sold, directly or indirectly, and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, others for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines promulgated by the relevant Japanese governmental or regulatory authorities. For purposes of this paragraph “resident of Japan” means any person resident in Japan, including any corporation or other entity incorporated or organized under the laws of Japan.

Singapore

This pricing supplement, the prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, each underwriter has not offered or sold any Notes or caused such Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such Notes or cause such Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this pricing supplement, the prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the Notes pursuant to an offer made under Section 275 of the SFA, except: (i) to an institutional investor (as defined in Section 4A of the SFA) or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation), or Section 276(4)(i)(B) of the SFA (in the case of that trust); (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of our obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the Notes described herein. The Notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this pricing supplement nor any other offering or marketing material relating to the Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this pricing supplement nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Conflicts of Interest

Our affiliate, BB&T Capital Markets, a division of BB&T Securities, LLC, is a participating joint book-running manager. Because BB&T Capital Markets, a division of BB&T Securities, LLC, has a conflict of interest pursuant to Financial Industry Regulatory Authority (“FINRA”), this offering is being conducted in compliance with FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service or rated in a comparable category by another rating service acceptable to FINRA.